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                             July 30, 2020

       Edward McGowan
       Chief Financial Officer
       Akamai Technologies Inc
       145 Broadway
       Cambridge, Massachusetts 02142

                                                        Re: Akamai Technologies
Inc
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed February 28,
2020
                                                            File No. 0-27275

       Dear Mr. McGowan:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2019

       Financial Statements and Supplementary Data
       2. Summary of Significant Accounting Policies
       Cost of Revenue, page 58

   1. Please tell us the GAAP guidance you applied that did not result in the culmination of the earnings process in
situations where certain ISPs provide you rack space and access to their bandwidth at a
discount or no cost in return for use of your servers.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             You may contact Tony Watson at (202) 551-3318 or Bill Thompson at
(202) 551-
       3344 with any questions.
 Edward McGowan
Akamai Technologies Inc
July 30, 2020
Page 2




FirstName LastNameEdward McGowan       Sincerely,
Comapany NameAkamai Technologies Inc
                                       Division of Corporation Finance
July 30, 2020 Page 2                   Office of Trade & Services
FirstName LastName